UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

Schedule TO

Tender Offer Statement under Section 14(d)(1)
Or 13(e)(1) of The Securities Exchange Act of 1934

FOSTER WHEELER AG

(Name of Subject Company (Issuer))

AMEC INTERNATIONAL INVESTMENTS BV

AMEC plc

(Name of Filing Persons (Offerors))

Registered shares, par value CHF3.00 per share

(Title of Class of Securities)

H27178104

(CUSIP Number of Class of Securities)

Alison Yapp

General Counsel & Company Secretary

AMEC plc

4th Floor

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

+44 (0) 20 7429 7500

with copies to

Thomas B. Shropshire Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 (0) 20 7456 2000	Scott Sonnenblick Peter Cohen-Millstein Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 United States +1 (212) 903 9000	Doug Smith Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HT United Kingdom +44 (0) 20 7936 4000	Matthew F. Herman Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 United States +1 (212) 277 4000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Calculation of Registration Fee

Transaction Valuation(1)	Amount of Registration Fee(2)
$3,093,917,841	$177,386

Notes:

(1)             Estimated for purposes of calculating the amount of the filing fee only. The market value of the securities to be offered was calculated as the product of (i) 100,126,791 Foster Wheeler shares, par value CHF3.00 per share and (ii) the average of the high and low sales prices of Foster Wheeler registered shares reported on NASDAQ on 2 October 2014 equal to $30.90.

(2)             The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals .0001162 of the transaction valuation.

☒               Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $182,127

Form or Registration No: Form F-4 (No: 333-199116)

Filing Party: AMEC plc

Date Filed: October 2, 2014

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐                 Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 1 amends Items 4 and 12 (but no other items) of the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on 7 October 2014 by AMEC International Investments BV, a company organised under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, and AMEC plc, a company organised under the laws of England and Wales (“AMEC”). The Schedule TO relates to the third party tender offer (the “Offer”) to acquire all of the issued and to be issued registered shares, par value CHF3.00 per share (“Foster Wheeler shares”), of Foster Wheeler AG (“Foster Wheeler”), a company organised under the laws of Switzerland, for $16.00 in cash and 0.8998 AMEC securities (in the form of ordinary shares of AMEC, nominal value £0.50 per share (“AMEC shares”), or AMEC American depositary shares each representing one (1) AMEC share (“AMEC ADSs”), at the election of Foster Wheeler shareholders) for each Foster Wheeler share validly tendered and not properly withdrawn, which tendering Foster Wheeler shareholders may elect to receive as (i) $32.00 in cash or (ii) 1.7996 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholders), subject in each case to proration. The Offer is being made on the terms and subject to the conditions set forth in the prospectus forming part of the registration statement on Form F-4, file number 333-199116, as amended and/or supplemented (the “Prospectus”), which became effective on 6 October 2014, and the related letter of transmittal for use in accepting the Offer in respect of Foster Wheeler shares, as amended and/or supplemented (the “Letter of Transmittal”) and notice of guaranteed delivery (Foster Wheeler Shares) (the “Notice of Guaranteed Delivery”), which are incorporated herein by reference.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Unless otherwise defined herein, capitalised terms used in this Amendment No. 1 shall have the meanings given to them in the Prospectus.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

References to the “Direct Registration System maintained by DTC” in the Prospectus, Letter of Transmittal, Notice of Guaranteed Delivery and Letter from Brokers Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (Foster Wheeler shares), which were filed as Exhibits (a)(4)(i), (a)(1)(i), (a)(1)(ii), and (a)(1)(iii), respectively, to the Schedule TO are hereby amended to refer to the “Direct Registration System maintained by the exchange agent”.

The sentence “If you are a book-entry holder and you validly tender your Foster Wheeler shares by means of delivery through the book-entry confirmation facilities of DTC, the exchange agent will cause the applicable number of AMEC shares to be delivered to DTC and will further allocate the applicable number of AMEC shares to the account of the DTC participant who tendered the Foster Wheeler shares on your behalf” set forth in the section of the Prospectus entitled “The Offer—Settlement of the Offer—Securities Consideration” and in the Letter of Transmittal is hereby replaced in its entirety by the following:

“If you are a book-entry holder and you validly tender your Foster Wheeler shares by means of delivery through the book-entry confirmation facilities of DTC, the exchange agent will cause the applicable number of AMEC shares to be delivered to the tendering Foster Wheeler shareholder”.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended as follows:

(a)(4)(i)	Prospectus dated 7 October 2014 (incorporated herein by reference to the Prospectus filed by AMEC on 6 October pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(5)(iii)

Email from AMEC’s registrars to AMEC shareholders mailed on 13 October 2014 (incorporated by reference to the filing made by AMEC on 14 October 2014 pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(5)(iv)

Screenshot of a notice to Foster Wheeler shareholders posted on AMEC’s website (www.amec.com) on 13 October 2014 (incorporated by reference to the filing made by AMEC on 14 October 2014 pursuant to Rule 425 under the Securities Act of 1933, as amended).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMEC International Investments BV

By:	/s/ Ian McHoul
	Name:	Ian McHoul
	Title:	Director
	Date:	14 October 2014

By:	/s/ Alan Dick
	Name:	Alan Dick
	Title:	Director
	Date:	14 October 2014

By:	/s/ Gert Stam
	Name:	Gert Stam
	Title:	Director
	Date:	14 October 2014

By:	/s/ Dilian Jansen
	Name:	Dilian Jansen
	Title:	Director
	Date:	14 October 2014

AMEC plc

By:	/s/ Ian McHoul
	Name:	Ian McHoul
	Title:	Chief Financial Officer
	Date:	14 October 2014

Exhibit Index

(a)(1)(i)	Form of Letter of Transmittal (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(1)(ii)	Notice of Guaranteed Delivery (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(1)(iii)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(1)(iv)

Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(2)	Recommendation Statement of Foster Wheeler’s Board of Directors (incorporated herein by reference to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(4)(i)	Prospectus dated 7 October 2014 (incorporated herein by reference to the Prospectus filed by AMEC on 6 October 2014 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(5)(i)	Summary advertisement in The New York Times dated 7 October 2014.*

(a)(5)(ii)	Update of the AMEC Chief Executive posted to AMECnet and AMEC and Foster Wheeler’s common site.*

(a)(5)(iii)

Email from AMEC’S registrars to AMEC shareholders mailed on 13 October 2014 (incorporated by reference to the filing made by AMEC on 13 October 2014 pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(5)(iv)

Screenshot of a notice to Foster Wheeler shareholders posted on AMEC’s website (www.amec.com) on 13 October 2014 (incorporated by reference to the filing made by AMEC on 13 October 2014 pursuant to Rule 425 under the Securities Act of 1933, as amended).

(b)(1)

Credit Facilities Agreement, dated 13 February 2014, between, among others, AMEC plc, and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank PLC, The Bank of Tokyo Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as original mandated lead arrangers, and Bank of America Merrill Lynch International Limited, as facility agent (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(b)(2)

Global Transfer and Amendment Agreement, dated 28 March 2014, relating to the Credit Facilities Agreement, dated 13 February 2014 (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(b)(3)

Amendment and Restatement Agreement, dated 14 July 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014) (incorporated herein by reference to Exhibit 10.19 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(b)(4)

Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014 and as amended and restated on 14 July 2014) (incorporated herein by reference to Exhibit 10.20 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(1)

Implementation Agreement, dated 13 February 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(2)	Letter agreement, dated 28 March 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(3)	Deed of Amendment, dated 28 May 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.3 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(4)	Deed of Amendment, dated 2 October 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.4 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(5)	Mandate Agreement between AMEC and J. Kent Masters, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.26 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(6)	Mandate Agreement between AMEC and Stephanie Newby, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.27 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(7)	J. Kent Masters Letter of Appointment, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.21 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(8)	Stephanie Newby Letter of Appointment, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(9)

Settlement Agreement between AMEC and J. Kent Masters, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(10)

Confidentiality Agreement between AMEC and Foster Wheeler, dated 26 August 2013 (incorporated herein by reference to Exhibit 10.24 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(11)

Non-Solicitation Agreement between AMEC and Foster Wheeler, dated 12 January 2014 (incorporated herein by reference to Exhibit 10.25 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(g)(1)

Questions and Answers Script for the AMEC F-4 and UK prospectus/circular, dated 7 October 2014 (incorporated by reference to AMEC’s filing with the Securities and Exchange Commission on 6 October 2014 pursuant to Rule 425).

(h)(1)	Opinion of Linklaters LLP regarding certain US federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(h)(2)	Opinion of Linklaters LLP regarding certain UK tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(h)(3)	Opinion of Homburger AG regarding certain Swiss tax matters (incorporated herein by reference to Exhibit 8.3 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

* Previously filed on 7 October 2014.